UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 9, 2014

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

December 9, 2014.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform -pursuant to the requirements of the regulations under the United States Securities and Exchange Act- that TGS’ Board of Directors approved the Gas Richness and Sale of Natural Gas Agreement between TGS and Petrobras Argentina S.A. (the “Transaction”) in its meeting held on November 26, 2014.

Prior to the approval of said Transaction, the Chairman of TGS’ Board of Directors requested the Auditing Committee to issue a report on said Transaction, in compliance with section 72 of Capital Market Law 26,831.

In keeping with said request, on November 26, 2014, and based on the documents analysed in connection with the Transaction, said Auditing Committee concluded that the Transaction can be reasonably considered an arm’s length transaction.

Finally, it should be pointed out that the Auditing Committee’s opinion is available for consultation by accredited shareholders if so desired, at TGS’ principal office.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: December 09, 2014